gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 16, 2007

Via Federal Express

Mail Stop 6010

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141327

Dear Mr. Riedler:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect developments in the business of Max Nutrition, Inc.  The paragraph numbers below correspond to the numbered comments in your April 10, 2007 letter of comment.

General

1.

We will not be using any graphic, visual or photographic information in the prospectus.

2.

Noted.

3.

Information has been updated as practicable.

4.

The Table of Contents was filed as the final page of the prospectus and has been updated.

5.

We have updated our financial statements through January 31, 2007 and have filed an updated consent from our independent registered accountants.

Cover Page

6.

Information regarding offering termination has been added.

7.

We have deleted the reference to the number of shares currently outstanding.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 16, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141327

8.

Item 501(a)(9) and (10) of Regulation S-B requires disclosure (i) of the name of the lead underwriter and a description of the underwriting arrangement and (ii) if the prospectus will be used prior to the effective date of the registration statement. Those disclosures do not impact us because we are not using an underwriter and will not be using the prospectus prior to the effective date of the registration statement.

Prospectus Summary

9.

We have made the requested disclosures.

10.

We have made the requested disclosures and amended the discussion to disclose a third employee.

Risk Factors

Max Nutrition has limited financial resources…

11.

We have made the requested disclosures.

12.

We have clarified the disclosure, including a description of Mr. Stone’s commitments and abilities to provide us with loans.

13.

Risk Factors #1 and 2 have been edited to comply with your request.

Max Nutrition has too limited of an operating history…

14.

We have edited this risk factor.

15.

We have made the requested disclosures.

16.

We have made the requested changes.

Negative publicity or negative consumer perception…

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 16, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141327

17.

To date, we do not believe that we have had any bad experiences from negative publicity or consumer perceptions. We have not added this factor to the Risk Factor so as not to insert a positive note in a risk discussion.

18.

To date, we do not believe that we have had any bad experiences from responding badly to consumer preferences. We have not added this factor to the Risk Factor so as not to insert a positive note in a risk discussion.

We have only two directors…

19.

We have made the requested disclosures.

If a market develops for our shares…

20.

We have eliminated this risk factor.

The market for penny stocks has experienced numerous frauds and abuses…

21.

We have made the requested disclosures.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws

22.

We added disclosure that we intend to take the steps necessary to qualify our securities in 33 states which offer manual trade exemptions. This information is also disclosed in “Plan of Distribution-State Securities-Blue Sky Laws.”

23.

We have made the requested disclosures.

24.

We have made the requested disclosures.

25.

See response to Item 22 above.

Risk factors – General

26.

We have  added a new Risk Factor #10 discussing potential liability risks that we may face as a result of product sales and the extent to which we have liability insurance for such risk.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 16, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141327

27.

We have edited Risk Factor #10 to include the requested disclosure.

28.

The disclosure on page 29 is general in nature. The Risk Factors already contain discussions about the dependence on Mr. Stone and the risks of having only two related officers who are also our only two directors.

Selling Stockholders

29.

We have made the requested change and made the same change in CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Market for Securities

30.

We have made the requested changes throughout the relevant portions of the prospectus.

Operations

31.

We have expanded the discussion to indicate the percentages of our sales derived from the broad categories and how the percentages remained generally similar although sales declined.

Management’s Discussion and Analysis or Plan of Operation

Critical Accounting Policies

32.

We have made the requested changes throughout the relevant portions of the prospectus.

33.

We have disclosed in Footnote 2 to the financial statements that inventory is evaluated on an ongoing basis to determine if there is damaged good or products that are not in saleable condition. If such products are identified, they are written down. Actual write-downs have been de minimis. Since damaged or slow moving inventory is readily seen in our stores and such inventory has been de minimis, we did not include a further description in Critical Accounting Policies.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 16, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141327

Business

34.

Our products are not subject to FDA approval. If a product were to require FDA approval, such approval would be obtained by the product’s manufacturer.

Competition

35.

We have expanded the discussion to describe the specific competition that we face in the immediate vicinity of our two locations.

Employees

36.

We have disclosed that the part-time employee is Ms. Stone.

Property

37.

We have expanded the discussion under Property to indicate the period of time that we have operated at each location, the square footage at each location and the adequacy of such footage for our purposes at each location.

Directors, Executive Officers, Promoters and Control Persons

38.

We have adjusted and expanded this section and the related  Employee and Property sections to indicate the staffing levels of each location, the hours of operation and the days of the week that we are open.

39.

See response to Item 38 above.

40.

The Executive Compensation Table has been revised.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 16, 2007

Re:

Max Nutrition, Inc.

Registration Statement Form SB-2/A1

File No.: 333-141327

Note 1 - Organization

41.

We believe that it is appropriate to adjust our historical statement of stockholders’ deficit retroactively for our conversion from an LLC to a C Corporation because doing so seems consistent with the guidelines and theory set forth in the Codification of Staff Accounting Bulletins Topic 4C, Change in Capital Structure. The guidance therein indicates that if there is a change in the capital structure after the date of the latest reported balance sheet, such change must be given retroactive effect in the balance sheet with a corresponding footnote disclosing the retroactive treatment, explaining the change made and the date the change became effective

42.

The shares issued in January 2007 are recorded based on the amount paid by shareholders. At the date that these shares were issued, they had a negative book value

We believe that they were issued at fair value at that time. We disclosed the various considerations made for the current offering in Determination of Offering Price. We have never issued any options or other equity instruments other than as disclosed in our Registration Statement. We did not engage a valuation specialist because the transactions were straightforward the overall amounts of every transaction are small and would not justify the cost of a specialist.

43.

The only share-based transactions involve the initial issuance of shares. The book value of the shares at the time of issuance was de minimis or negligible, and the operations of the business were losing money. The shares were valued accordingly. The offering price is comparable because the factors have not changed.

44.

There are no outstanding options or warrants.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Max Nutrition, Inc.

Mantyla McReynolds, LLC